

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2015

Michael J. Garberding
Chief Financial Officer
EnLink Midstream Partners, LP
EnLink Midstream, LLC
2501 Cedar Springs
Dallas, Texas 75201

> **Re:** **EnLink Midstream Partners, LP**
> **EnLink Midstream, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated July 16, 2015**
> **File No. 1-36340 and 1-36336**

Dear Mr. Garberding:

We have reviewed your July 16, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2015 letter.

Consolidated Statement of Operations, page F-5,
(14) Segment Information, page F-35

1.   We reviewed your response to comment 2. Since you are the principal in the purchase and sales transactions, take title to the commodities purchased, have latitude in establishing the exchange price for the commodities with your customers, and commodities revenues are greater than 10 percent of total revenues, it appears you should separately present revenues and cost of revenues generated from the purchases and sales of commodities on the face of the statement of operations separately from services generated from your pipelines. Please revise future filings to separately present revenues and cost of revenues generated from the purchase and sales of commodities in accordance with Rules 5-03(b)(1) and (2) of Regulation S-X.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief